Exhibit 99.51

CANNTRUST ENTERS A LONG TERM COGENERATION AGREEMENT WITH ENVEST CORP. TO

SUPPLY LOW COST POWER AT ITS NIAGARA FACILITY

VAUGHAN, ON, March 15 , 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company" | TSX: TRST), one of Canada’s leading licensed producer of cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR”) program, is pleased to announce that it has executed a long term agreement with Envest Corp., to provide low cost heat and power from co-generation at CannTrust’s 430,000 square foot Niagara facility.

"Cultivating cannabis at scale, even in a greenhouse, requires significant amounts of supplemental heating and lighting. Given that these are two of the major components in the cost of cultivation, the implementation of a 10 megawatt cogeneration solution at our Niagara facility will ensure that we are one of the lowest cost producers in the industry. After almost a year researching cogeneration we are thrilled to partner with Envest due to their industry expertise and comprehensive solution" said Eric Paul, Chief Executive Officer of CannTrust.

"Envest is pleased to provide CannTrust with a comprehensive cogeneration solution that supports its growing need for a long-term secure supply of energy and enhances its position as a low-cost cannabis producer," said Jason Moretto, Chief Executive Officer of Envest.

Envest Corp. is an independent power producer specializing in the financing, development, ownership and operation of mid-market energy infrastructure projects in North America. It focuses on delivering private utility energy to industrial, commercial and government customers.

About CannTrust®

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca